                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                               (AMENDMENT NO. 1)

                     Rawlings Sporting Goods Company, Inc.
                     -------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                        (Title of Class of Securities)

                                   754459105
                                   ---------
                                (CUSIP Number)

                             ROBERT S. PRATHER, JR.
                                   PRESIDENT
                              BULL RUN CORPORATION
                              4370 PEACHTREE ROAD
                            ATLANTA, GEORGIA  30319
                                (404) 261-8333
                               ----------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                with a copy to:
                                STEPHEN A. OPLER
                               ALSTON & BIRD LLP
                         1201 WEST PEACHTREE ROAD, N.W.
                          ATLANTA, GEORGIA  30309-3424
                                 (404) 881-7693

                                December 9, 1997
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 754459105                                          PAGE 2 OF 6 PAGES
------------------- ----------------------------------------------------------------
1     NAME OF REPORTING PERSON
                 Bull Run Corporation

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)    91-1117599
---------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                        (B) [ ]
---------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

---------------------------------------------------------------------------------------------------------

4     SOURCE OF FUNDS
            BK
---------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
---------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Georgia
---------------------------------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
      NUMBER              1,732,304 (806,500 AND A RIGHT TO ACQUIRE 925,804)
        OF
      SHARES     ----------------------------------------------------------------------------------------
   BENEFICIALLY   8  SHARED VOTING POWER
     OWNED BY                0
       EACH      ----------------------------------------------------------------------------------------
     REPORTING    9  SOLE DISPOSITIVE POWER
      PERSON              1,732,304 (806,500 AND A RIGHT TO ACQUIRE 925,804)
       WITH      ----------------------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                             0
---------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,732,304
---------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
---------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.27%
---------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------------------------------------

                               Page 2 of 6 Pages

   This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of November 21, 1997 (the "Schedule 13D") filed by Bull Run Corporation ("Bull Run") relating to the common stock (the "Common Stock") of Rawlings Sporting Goods Company, Inc. (the "Company"). The address of the Company is 1859 Intertech Drive, Fenton, MO 63026. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

  Item 3 is amended to add the following:

  Since the filing of the Schedule 13D, Bull Run purchased 726,500 shares of Common Stock in the open market at an aggregate cost of $8,355,042.25 (see Schedule A). The funds for the purchases of the shares of Common Stock came
----------
from a loan to Bull Run from NationsBank, N.A., pursuant to Additional Term Loan Notes (attached hereto as Exhibits 1 through 9) referred to in the Loan Agreement, dated as of March 29, 1995, between Bull Run and NationsBank, N.A., as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   Item 5 is amended and restated in its entirety to read as follows:

   (a) As noted above, as of the date hereof, Bull Run is the beneficial owner of 1,732,304 shares of Common Stock. Bull Run beneficially owns (within the meaning of Rule 13d-3 of the Exchange Act) an aggregate of 22.27% of the outstanding shares of Common Stock, based on information obtained from the Company on January 23, 1998 that there were 7,779,572 shares of Common Stock outstanding.

   (b) Bull Run maintains sole investment, voting and dispositive power over all of such shares of Common Stock set forth in paragraph (a) above.

   (c) Attached as Schedule A is a description of the transactions in the Common
                   ----------
Stock that were effected by Bull Run since the filing of the Schedule 13D.

   (d)  None.

   (e)  Not applicable.

                               Page 3 of 6 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


   1. Additional Term Loan Note, Note No. 1, dated December 2, 1997, by and between Bull Run and NationsBank, N.A. for $902,503.00.

   2. Additional Term Loan Note, Note No. 2, dated December 10, 1997, by and between Bull Run and NationsBank, N.A. for $457,509.00.

   3. Additional Term Loan Note, Note No. 3, dated December 12, 1997, by and between Bull Run and NationsBank, N.A. for $1,197,631.00.

   4. Additional Term Loan Note, Note No. 4, dated December 15, 1997, by and between Bull Run and NationsBank, N.A. for $686,099.75.

   5. Additional Term Loan Note, Note No. 5, dated December 24, 1997, by and between Bull Run and NationsBank, N.A. for $583,184.00

   6. Additional Term Loan Note, Note No. 6, dated January 6, 1998, by and between Bull Run and NationsBank, N.A. for $723,452.50.

   7. Additional Term Loan Note, Note No. 7, dated January 9, 1998, by and between Bull Run and NationsBank, N.A. for $2,965,446.50.

   8. Additional Term Loan Note, Note No. 8, dated January 16, 1998, by and between Bull Run and NationsBank, N.A. for $881,327.50.

   9. Additional Term Loan Note, Note No. 9, dated January 22, 1998, by and between Bull Run and NationsBank, N.A. for $1,060,442.00.

                               Page 4 of 6 Pages

                                   SIGNATURE

   AFTER REASONABLE INQUIRY AND TO THE BEST KNOWLEDGE AND BELIEF OF THE UNDERSIGNED, THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  JANUARY 27, 1998


                                    BULL RUN CORPORATION


                                    /S/ ROBERT S. PRATHER, JR.
                                    ---------------------------------
                                    NAME:  ROBERT S. PRATHER, JR.
                                    TITLE:  PRESIDENT

                               Page 5 of 6 Pages

                                   SCHEDULE A

                 PURCHASE [AND SALE] OF SHARES OF COMMON STOCK
                          SINCE FILING OF SCHEDULE 13D

        DATE         PURCHASE         NUMBER OF SHARES         PRICE PER SHARE           VALUE
                     OR SALE
--------------------------------------------------------------------------------------------------
       12/03/97         P                  20,000               $  11.375          $  227,503.00
------------------------------------------------------------------------------------------------
       12/04/97         P                  10,000                   11.50             115,003.00
------------------------------------------------------------------------------------------------
       12/05/97         P                  10,000                   11.50             115,003.00
------------------------------------------------------------------------------------------------
       12/09/97         P                 122,500                11.39413           1,397,787.25
------------------------------------------------------------------------------------------------
       12/10/97         P                  25,000                 11.4375             285,943.50
------------------------------------------------------------------------------------------------
       12/15/97         P                  20,000                10.53125             210,628.00
------------------------------------------------------------------------------------------------
       12/17/97         P                  10,000                  10.625             106,253.00
------------------------------------------------------------------------------------------------
       12/19/97         P                  25,000                   10.65             266,253.00
--------------------------------------------------------------------------------------------------
       12/22/97         P                   5,000                   10.75              53,753.00
------------------------------------------------------------------------------------------------
       12/23/97         P                   5,000                   10.75              53,753.00
------------------------------------------------------------------------------------------------
       12/29/97         P                  20,000                10.67188             213,440.50
------------------------------------------------------------------------------------------------
       12/30/97         P                   5,000                  10.625              53,128.00
------------------------------------------------------------------------------------------------
       12/31/97         P                  30,000                11.64583             349,378.00
------------------------------------------------------------------------------------------------
       01/02/98         P                  10,000                 11.9375             119,378.00
------------------------------------------------------------------------------------------------
       01/05/98         P                   5,000                 11.8125              59,065.50
------------------------------------------------------------------------------------------------
       01/06/98         P                 240,000                11.52083           2,787,003.00
------------------------------------------------------------------------------------------------
       01/07/98         P                   5,000                 11.9375              59,650.50
------------------------------------------------------------------------------------------------
       01/08/98         P                   5,000                  11.875              59,378.00
------------------------------------------------------------------------------------------------
       01/09/98         P                  15,000                  11.875             178,128.00
------------------------------------------------------------------------------------------------
       01/12/98         P                  15,000                 11.7083             176,128.00
------------------------------------------------------------------------------------------------
       01/13/98         P                  10,000                   11.75             117,503.00
------------------------------------------------------------------------------------------------
       01/14/98         P                  35,000                 11.8125             414,440.50
------------------------------------------------------------------------------------------------
       01/15/98         P                  10,000                  11.625             116,253.00
------------------------------------------------------------------------------------------------
       01/16/98         P                   5,000                 11.9375              59,690.50
------------------------------------------------------------------------------------------------
       01/20/98         P                  52,000                 11.9198             631,758.00
------------------------------------------------------------------------------------------------
       01/21/98         P                  11,000                   11.75             129,800.00
--------------------------------------------------------------------------------------------------

                               Page 6 of 6 Pages